UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated November 10, 2014

Commission File Number: 1-15018

Fibria Celulose S.A.

Alameda Santos, 1357 – 6th floor

01419-908, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

A Publicly Held Company

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING

HELD ON NOVEMBER 10TH, 2014

I.                                        DATE, TIME AND PLACE: Held on November 10TH, 2014, at 04:00 p.m., at the Company’s headquarters at Alameda Santos, No. 1.357, 6th floor, Sala Eucalyptus, in the City of São Paulo, State of São Paulo.

II.                                   ATTENDANCE: Shareholders representing approximately 68,38% of the voting capital stock, according to the signatures in the Shareholders’ Attendance Book.

III.                             CALL NOTICE: The Call Notice was published in the “Diário Oficial do Estado de São Paulo”, on October 24, 25 and 28, 2014, pages 15, 13 and 20, respectively, and in the newspaper “Valor Econômico”, on October 24, 25 and 28, 2014, pages C13, E3 and E2, respectively. All documents and information referred to in these Minutes were made available to the shareholders in advance, pursuant to CVM Ruling No. 481 of December 17, 2009 (“ICVM 481/09”).

IV.                               PRESIDING:                   Eduardo de Almeida Pinto Andretto- Presiding

                                          Rodrigo Piva Menegat — Secretary

V.                                    AGENDA: (a) modification of the Company headquarters’ address, with the consequent amendment of Article 2 of the Company’s Bylaws; and (b) ratification of the election of the alternate and sitting members of the Company’s Board of Directors, pursuant to the meetings of the Board of Directors held, respectively, on September 25th, 2014 and October 23rd, 2014.

VI.                               PRESENTATION OF DOCUMENTS, CASTING OF VOTES AND TRANSCRIPTION OF THE MINUTES: (1) The reading or transcription of the documents related to the matters to be resolved at the Extraordinary General Meeting was waived, since they were disclosed in accordance with the CVM Ruling No. 481/09 and are available to the interested parties on the presiding table, provided they are also filed at the Company’s headquarters; (2) the declarations of votes, objections or dissents eventually presented shall be received, numbered and certified by the presiding Secretary and will be forwarded to the CVM and filed at the Company’s headquarters, pursuant to CVM rules and paragraph 1 of Article 130 of Law No. 6,404/76; (3) the transcription of these minutes in summary, as well as its publication omitting the signatures of the shareholders, was authorized pursuant to the terms of paragraphs 1 and 2 of article 130 of Law No.6.404/1976.

VII.                          RESOLUTIONS: After examining and discussing the pertinent matters in the Agenda and the respective documents, the shareholders present decided to:

(a) Approve, unanimously, the modification of the Company headquarters’ address from Alameda Santos, No. 1.357, 6th floor, in the City of São Paulo, State of São Paulo, to Rua Fidêncio Ramos, No. 302, 3rd and (part of) 4th floors, Edifício Vila Olímpia Corporate, Torre B, Bairro Vila Olímpia, in the City of São Paulo, State of São Paulo, Zip Code 04551-010. Thus, Article 2 of the Bylaws shall become effective with the following and new wording:

“Article 2 — The Company has its registered office and jurisdiction in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, 3rd and (part of) 4th floors, Edifício Vila Olímpia Corporate, Torre B, Vila Olímpia, CEP 04551-010 and is authorized to open branches, establishments and offices in any part of Brazil or abroad.”

(b) Ratify, by the majority, the election of Messrs. Julio Sergio de Souza Cardozo, Brazilian, married, accountant, bearer of the identity card RG No. 1.845.165 issued by IFP RJ, and enrolled with the CPF/MF under No. 005.985.267-49, resident at Av. Jandira 185 — Apt. 184-A, Moema, in the City and State of São Paulo, CEP 04080-000, for the position of alternate member of the sitting director, Mr. Carlos Augusto Lira Aguiar; and João Henrique Batista de Souza Schmidt, Brazilian, married, businessman, bearer of the identity card RG No. 6.266.530-0 issued by SSP/PR and enrolled with the CPF/MF under No. 005.032.489-67, resident and domicilied in the City and State of São Paulo, with business address at Rua Amauri, 255, 13th floor, CEP 01448-000, for the position of sitting member, as replacement of Mr. Alexandre Silva D’Ambrósio, all elected by the Company’s Board of Directors, ad referendum of the General Shareholders’ Meeting, to fulfill the term of office of the replaced members, who shall remain in office until the end of the two-year mandate, until the Ordinary General Shareholders’ Meeting to be held on the 2015 fiscal year.

The Directors appointed above declared, for purposes of paragraph 1 of Article 147 of Law No. 6.404/76 and Article 1.011 of Law No. 10.406/02, that they are not involved in any of the crimes set forth in law that would prevent them from undertaking mercantile activity, having been presented to the relevant meeting of the Board of Directors that elected them, as well as to this General Shareholders’ Meeting, the statements set forth in Article 147, Paragraph 4 of Law No. 6.404/76 and CVM Instruction 367/02. Additionally, such Directors already executed the Instrument of Consent of Managers pursuant to the rules contained in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), and were already vested in office in respect of the positions to which they were elected by means of execution of the relevant instruments of investiture, at which time they signed the representation of non-hindrance provided by law.

All the other members of the Board of Directors are duly qualified in the minutes of the Ordinary and Extraordinary General Shareholders’ Meeting held on April 26, 2013 and April 25, 2014.

As a result of the resolutions above, the Board of Directors is composed by the following members: Messrs. José Luciano Duarte Penido- Chairman of the Board of Directors- (Sitting) and Maria Paula Soares Aranha (Alternate); Alexandre Gonçalves Silva (Sitting) and José Écio Pereira da Costa Júnior (Alternate); Carlos Augusto Lira Aguiar (Sitting) and Julio Sergio de Souza Cardozo (Alternate); Eduardo Rath Fingerl (Sitting) and Leonardo Mandelblatt de Lima Figueiredo (Alternate); João Carvalho de Miranda — Vice-President of the Board of Directors (Sitting) and Sérgio Augusto Malacrida Junior (Alternate); João Henrique Batista de Souza Schmidt (Sitting); Julio Cesar Maciel Raimundo (Sitting) and Laura Bedeschi Rego de Mattos (Alternate); Marcos Barbosa Pinto (Sitting) and Armínio Fraga Neto (Alternate); Raul Calfat (Sitting) and Paulo Henrique Oliveira Santos (Alternate).

It is hereby stated that Messrs. Marcos Barbosa Pinto and his alternate, Armínio Fraga, and Alexandre Gonçalves Silva, and his alternate, José Écio Pereira da Costa Júnior, fulfill the requisites provided in the Regulations for Listing in the Novo Mercado of the BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros (São Paulo Stock Exchange), thus being considered as independent board members.

VIII.                     CLOSING: There being nothing left to address, the meeting was adjourned for the time necessary to draft these minutes, which were read, checked, approved and signed by the shareholders in attendance.

We certify that the present minutes are a true copy of the original which is drawn up in the relevant corporate book.

Eduardo de Almeida Pinto Andretto	Rodrigo Piva Menegat
Presiding	Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 10, 2014

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO